GHL Acquisition Corp.

300 Park Avenue, 23rd Floor
New York, NY 10022

February 12, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: GHL Acquisition Corp.

Registration Statement on Form S-1 (File No. 333-147722)

Ladies and Gentlemen:

On behalf of GHL Acquisition Corp. and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby request the acceleration of the effective date of the above-referenced registration statement so that such registration statement, as amended, is declared effective at 4:00 P.M., Eastern Standard Time, on February 13, 2008, or as soon as practicable thereafter.

In connection with this request for acceleration of the effective date of the Registration Statement, I acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to the delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the registrants may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

GHL Acquisition Corp.

By:

/s/ Ulrika Ekman

Name: Ulrika Ekman

Title: Secretary